EXHIBIT 10(g)(12)

401(k) Plan
Page 1 of 5

CLECO POWER LLC
401(k) SAVINGS AND INVESTMENT PLAN
(As Amended and Restated Effective October 1, 2005)

AMENDMENT NUMBER 4

WHEREAS, Cleco Power LLC sponsors the Cleco Power LLC 401(k) Savings and Investment Plan (the "Plan"), which was originally established effective as of January 1, 1985; and

WHEREAS, the Plan most recently was amended and restated effective October 1, 2005; and

WHEREAS, Cleco Power LLC desires to amend the Plan to comply with the final regulations issued by the Internal Revenue Service under Section 415 of the Internal Revenue Code.

NOW, THEREFORE, the Plan is amended effective January 1, 2008 as follows:

1.   Section 5.5 (a)(iv) is deleted in its entirety and replaced with the following:

If the Annual Addition is exceeded for any Participant, the Plan may only correct such excess in accordance with the methods set forth in the Employee Plans Compliance Resolution System, Rev. Proc. 2008-50, or any superseding guidance.

2.   Section 5.5(b) is deleted in its entirety and replaced with the following:

(b)   Aggregation and Disaggregation of Plans.

(For purposes of applying the limitations of Code Section 415, all defined contribution plans (without regard to whether a plan has been terminated) ever maintained by the Employer, a "predecessor employer," or a Related Company, under which the Participant receives Annual Additions are treated as one defined contribution plan. The "Employer" means the Employer that adopts this Plan and all Related Companies, except that for purposes of this Section, the determination shall be made by applying Code Section 415(h), and shall take into account tax-exempt organizations under Regulation Section 1.414(c)-5, as modified by Regulation Section 1.415(a)-1(f)(1). For purposes of this Section:

(1) A former Employer is a "predecessor employer" with respect to a Participant in a Plan maintained by an Employer if the Employer maintains a Plan under which the Participant had accrued a benefit while performing services for the former Employer, but only if that benefit is provided under the Plan maintained by the Employer. For this purpose, the formerly affiliated plan rules in Regulation Section 1.415(f)-1(b)(2) apply as if the Employer and predecessor Employer constituted a single employer under the rules described in Regulation Section 1.415(a)-1(f)(1) and (2) immediately prior to the cessation of affiliation (and as if they constituted two, unrelated employers under the rules described in Regulation Section 1.415(a)-1(f)(1) and (2) immediately after the cessation of affiliation) and cessation of affiliation was the event that gives rise to the predecessor employer relationship, such as a transfer of benefits or plan sponsorship.

(2) With respect to an Employer of a Participant, a former entity that antedates the Employer is a "predecessor employer" with respect to the Participant if, under the facts and circumstances, the Employer constitutes a continuation of all or a portion of the trade or business of the former entity.

For purposes of aggregating plans for Code Section 415, a "formerly affiliated plan" of an employer is taken into account for purposes of applying the Code Section 415 limitations to the Employer, but the formerly affiliated plan is treated as if it had terminated immediately prior to the "cessation of affiliation." For purposes of this paragraph, a "formerly affiliated plan" of an employer is a plan that, immediately prior to the cessation of affiliation, was actually maintained by one or more of the entities that constitute the employer (as determined under the employer affiliation rules described in Regulation Section 1.415(a)-1(f)(1) and (2)), and immediately after the cessation of affiliation, is not actually maintained by any of the entities that constitute the employer (as determined under the employer affiliation rules described in Regulation Section 1.415(a)-1(f)(1) and (2)). For purposes of this paragraph, a "cessation of affiliation" means the event that causes an entity to no longer be aggregated with one or more other entities as a single employer under the employer affiliation rules described in Regulation Section 1.415(a)-1(f)(1) and (2) (such as the sale of a subsidiary outside a controlled group), or that causes a plan to not actually be maintained by any of the entities that constitute the employer under the employer affiliation rules of Regulation Section 1.415(a)-1(f)(1) and (2) (such as a transfer of plan sponsorship outside of a controlled group).

Two or more defined contribution plans that are not required to be aggregated pursuant to Code Section 415(f) and the Regulations thereunder as of the first day of a Limitation Year do not fail to satisfy the requirements of Code Section 415 with respect to a Participant for the Limitation Year merely because they are aggregated later in that Limitation Year, provided that no Annual Additions are credited to the Participant's Account after the date on which the plans are required to be aggregated.

3. The definition of "Annual Addition" in Section 5.5(c)(ii) of the Plan is amended to add the following:

Annual Addition shall not include (i) a Rollover Contribution, (ii) a direct transfer of a benefit or Employee contribution from a qualified plan to this Plan, (iii) a repayment of a loan made to a Participant from the Plan, (iv) a repayment of an amount described in Code Section 411(a)(7)(B) in accordance with Code Section 411(a)(7)(C) and Code Section 411(a)(3)(D), as well as Employee restorations of benefits that are required pursuant to such repayments, or (v) a restorative payment. A restorative payment is a payment made to restore losses to the Plan resulting from actions by a fiduciary for which there is reasonable risk of liability for breach of a fiduciary duty under ERISA or under other applicable federal or state law, where Participants who are similarly situated are treated similarly with respect to the payments. Generally, a payment is a restorative payment only if the payments are made in order to restore some or all of the Plan's losses due to an action (or a failure to act) that creates a reasonable risk of liability for such a breach of fiduciary duty (other than a breach of fiduciary duty arising from failure to remit contributions to the Plan). This includes a payment to the Plan made pursuant to a Department of Labor order, the Department of Labor's Voluntary Fiduciary Correction Program, or a court-approved settlement, to restore losses on account of the breach of fiduciary duty (other than a breach of fiduciary duty arising from failure to remit contributions to the Plan). Payments made to the Plan to make up for losses due merely to market fluctuations and other payments that are not made on account of a reasonable risk of liability for breach of a fiduciary duty under ERISA are not restorative payments and generally constitute contributions that are considered Annual Additions.

4. The definition of "Limitation Year" in Section 5.5(c)(iv) is amended to add the following:

The Limitation Year may only be changed by Plan amendment. If the Plan is terminated effective as of a date other than the last day of the Plan's Limitation Year, the Plan is treated as if the Plan had been amended to change its Limitation Year.

5. The definition of "Compensation" in Section 5.5(c)(vi) of the Plan is amended to add the following:

For Limitation Years beginning on and after January 1, 2008, Compensation for a Limitation Year also shall include Compensation paid by the later of 2 ½ months after a Participant's severance from employment with the Employer or the end of the Limitation Year that includes the date of the Participant's severance from employment with the Employer, if:

(i) the payment is regular compensation for services during the Participant's regular working hours, or compensation for services outside the Participant's regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar payments, and, absent a severance from employment, the payments would have been paid to the Participant while the Participant continued in employment with the Employer;

(ii) the payment is for unused accrued bona fide sick, vacation or other leave that the Participant would have been able to use if employment had continued; or

(iii) the payment is received by the Participant pursuant to a nonqualified unfunded deferred compensation plan and would have been paid at the same time if employment had continued, but only to the extent includible in gross income.

Any payments not described above shall not be considered Compensation if paid after severance from employment, even if they are paid by the later of 2½ months after the date of severance from employment or the end of the Limitation Year that includes the date of severance from employment, except, (1) payments to an individual who does not currently perform services for the employer by reason of qualified military service (within the meaning of Code Section 414(u)(1)) to the extent these payments do not exceed the amounts the individual would have received if the individual had continued to perform services for the employer rather than entering qualified military service, or (2) compensation paid to a

Participant who is permanently and totally disabled, as defined in Code Section 22(e)(3), provided that salary continuation applies to all Participants who are permanently and totally disabled for a fixed or determinable period, or the Participant was not a Highly Compensated Employee immediately before becoming disabled.

     IN WITNESS WHEREOF, Cleco Power LLC has executed this amendment this   5th   day of   December   2008.

CLECO POWER LLC

By: /s/ R. Russell Davis
         Russell Davis
         Vice President, Chief Accounting
         Officer & Interim CFO